UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15/A

CERTIFICTION AND NOTICE OF WITHDRAWAL OF TERMINATION OF REGISTRATION NOTICE AS FILED ON APRIL 15, 2011
 UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934  OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

	Commission File Number	000-33131

Lexicon United Incorporated
(Exact name of registrant as specified in its charter)

4500 Steiner Ranch Blvd., Suite 1708, Austin, TX 78732
(Address, including zip code, and telephone number, including area code, of registarnt's principal executive offices)

Common Stock par value $0.001
(Title of each class of securities covered by this Form)

none
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 100

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 7, 2011	By:	Jerry Gruenbaum, Esquire
Counsel for the registrant
		Address:	Two Corporate Drive, Suite 234, Shelton, CT 06484
		Telephone:	(203) 222-9333

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The Registrant shall file with the Commissioner three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.